Exhibit 12


                              SILGAN HOLDINGS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


The following table sets forth Silgan Holdings Inc.'s computation of its ratio of earnings to fixed charges for the three months ended March 31:

                                                           2006          2005
                                                           ----          ----
                                                         (Dollars in thousands)
Earnings before fixed charges:

       Income before income taxes ................       $28,346       $21,334

       Interest and other debt expense ...........        11,250        12,282

       Interest portion of rental expense ........           317           245
                                                         -------       -------

       Earnings before fixed charges .............       $39,913       $33,861
                                                         =======       =======

Fixed charges:

       Interest and other debt expense ...........       $11,250       $12,282

       Interest portion of rental expense ........           317           245

       Capitalized interest ......................           355           286
                                                         -------       -------

       Total fixed charges .......................       $11,922       $12,813
                                                         =======       =======

Ratio of earnings to fixed charges ...............          3.35          2.64